Independent Auditors' Consent

The Board of Directors
YDI Wireless, Inc.:

We consent to the use of our report dated June 11, 2004, with respect to the consolidated balance sheets of Terabeam Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003, incorporated herein by reference.


/s/ KPMG LLP
Seattle, WA
December 15, 2004